Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$8,083,000.00	$317.67

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $317.67 is offset against the registration fee due for this offering and of which $536,766.26 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 862 dated June 11, 2008 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Filed Pursuant to Rule 424(b)(2) Registration No. 333-134553

100% Principal Protection Absolute Return Notes

Linked to the Euro/U.S. Dollar Exchange Rate

Investment Strategies for Uncertain Markets

Lehman Brothers Holdings Inc. $8,083,300 Notes linked to the Euro/U.S. Dollar Exchange Rate due July 29, 2011

Investment Description

These 100% Principal Protection Absolute Return Notes linked to the Euro/U.S. Dollar Exchange Rate (the “Notes”) provide 100% principal protection at maturity and 100% of the absolute value of the performance of the euro (EUR) relative to the U.S. dollar (USD), regardless of whether that performance is positive or negative. Principal protection only applies at maturity.

Features

❑	Absolute returns linked to the appreciation or depreciation of the euro relative to the U.S. dollar

❑	100% principal protection at maturity

❑	Opportunity to diversify into foreign currency markets using a U.S. dollar denominated instrument

Key Dates

Trade Date	June 11, 2008
Settlement Date	June 16, 2008
Valuation Date[1]	July 26, 2011
Maturity Date	July 29, 2011

[1]	Subject to adjustment, as described under “Additional Specific Terms of the Notes—Valuation Date” on page 5 of this pricing supplement.

Notes Offered

We are offering 100% Principal Protection Absolute Return Notes linked to the Euro/U.S. Dollar Exchange Rate. The investor will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the principal amount of the Notes multiplied by the Absolute Currency Return. The Notes do not bear interest. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1,000 investment). The CUSIP for the Notes is 52520W283 and the ISIN is US52520W2834.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2, “Final Terms” on page 3 and “Additional Specific Terms of the Notes” on page 5. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium term Notes, Series I (the “MTN Prospectus Supplement”), and this pricing supplement. See “Key Risks” on page 6 of this pricing supplement and “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency Indexed Notes” in particular, in the MTN Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, the MTN Prospectus Supplement or any other relevant terms. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.25	$9.75
Total	$8,083,300.00	$202,082.50	$7,881,217.50

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the MTN Prospectus Supplement and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, MTN Prospectus Supplement, this pricing supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	MTN Prospectus Supplement dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the performance of the euro relative to the U.S. dollar

♦	You believe the euro may move significantly relative to the U.S. dollar over the term of the Notes

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity

♦	You are willing to hold the Notes to maturity, and are aware that there may be little or no secondary market for the Notes

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the euro relative to the U.S. dollar

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of non-structured fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this pricing supplement and “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency Indexed Notes” in particular, in the MTN Prospectus Supplement for risks related to an investment in the Notes.

Final Terms

Issuer	Lehman Brothers Holdings Inc. (A/A1/A+)[1]

Issue Size	$8,083,300.00

Issue Price	$10.00 per Note

Term	3 years, 1 month and 13 days

Principal Protection	100% if held to maturity

Payment at Maturity	At maturity, you will receive a cash payment, for each Note, of $10.00 plus the Additional Amount, which may be zero.

Additional Amount	An amount per Note equal to: $10.00 x Absolute Currency Return

Currency Return	A percentage equal to:
Final Spot Rate - Initial Spot Rate
Initial Spot Rate

Absolute Currency Return	A percentage equal to: Currency Return, if the Currency Return is positive or zero; or -1 x Currency Return, if the Currency Return is negative

Final Spot Rate[2]

The Reference Exchange Rate for EUR/USD (the number of U.S. dollars required to purchase one euro) on the Valuation Date, determined by the Calculation Agent in accordance with the Spot Rate Source[2] (subject to the occurrence of a Disruption Event).

Initial Spot Rate	1.5566, which is the Reference Exchange Rate for EUR/USD (the number of U.S. dollars required to purchase one euro) determined by the Calculation Agent on the Trade Date

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

[2]

As used herein, the term “Final Spot Rate” has the meaning assigned to the term “Settlement Rate” in the MTN Prospectus Supplement and the term “Spot Rate Source” has the meaning assigned to the term “Settlement Rate Option” in the MTN Prospectus Supplement.

Scenario Analysis and Examples at Maturity

The following examples for the Notes show scenarios for the Payment at Maturity of the Notes, based on hypothetical Currency Returns from -100% to +100%.

Example A—The euro appreciates relative to the U.S. dollar: The Initial Spot Rate is 1.5566 and the Final Spot Rate is 1.7123. The Currency Return and the Absolute Currency Return are each 10.0%, calculated as follows:

(1.7123 – 1.5566)/1.5566 = 10.0%

Because the Absolute Currency Return is 10.0%, the Additional Amount is equal to $1.00, a return of 10.0% per $10.00 Note, and the Payment at Maturity is equal to $11.00 per $10.00 Note, calculated as follows:

$10.00 + ($10.00 × 10.0%) = $11.00

Example B—The euro depreciates relative to the U.S. dollar: The Initial Spot Rate is 1.5566 and the Final Spot Rate is 1.4788. The Currency Return is –5.0%, calculated as follows:

(1.4788 – 1.5566)/1.5566 = -5.0%

The Absolute Currency Return is 5.0%, calculated as follows:

-1 x (-5.0%) = 5.0%

Because the Absolute Currency Return is 5.0%, the Additional Amount is equal to $0.50, a return of 5.0% per $10.00 Note, and the Payment at Maturity is equal to $10.50 per $10.00 Note, calculated as follows:

$10.00 + ($10.00 × 5.0%) = $10.50

Example C—The euro neither appreciates nor depreciates relative to the U.S. dollar. Because the Final Spot Rate is 1.5566 and the Initial Spot Rate is 1.5566, the Currency Return and the Absolute Currency Return are each zero, calculated as follows:

(1.5566 – 1.5566)/1.5566 = 0

Because the Absolute Currency Return is zero, the Additional Amount is equal to $0, and the Payment at Maturity is equal to $10.00, per $10.00 Note (the repayment of principal invested, because the Notes are 100% principal protected, with 0% additional return).

Additional Specific Terms of the Notes

Valuation Date

July 26, 2011; provided that, upon the occurrence of a Disruption Event with respect to the euro, the Valuation Date may be postponed (as described in “Disruption Events” in “Additional Specific Terms of the Notes” below).

Reference Exchange Rates	The spot exchange rates for the euro quoted against the U.S. dollar, expressed as the amount of U.S. dollars per one euro.

Settlement Rate Option

The Settlement Rate Option for the euro is the USD/Euro official fixing rate, expressed as the amount of U.S. dollars per one euro, for settlement in two Business days reported by the WM Company which appears on Reuters page EURUSDFIXM=WM immediately under the caption “Bid/Ask” at approximately 4:00 p.m., London time, on the relevant Valuation Date.

Disruption Events

If a Disruption Event relating to the euro is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Absolute Currency Return using the Final Spot Rate on the immediately succeeding scheduled Valuation Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Final Spot Rate on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN Prospectus Supplement).

A “Disruption Event” means any of the following events with respect to the euro, as determined in good faith by the Calculation Agent:

(A)   the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the euro into U.S. dollars through customary legal channels;

(B)   the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)   the Final Spot Rate being unavailable, or the occurrence of an event that generally makes it impossible to obtain the Final Spot Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the euro.

Business Day	New York

Business Day Convention	Following

Calculation Agent:	Lehman Brothers Inc.

Identifier	CUSIP: 52520W283	ISIN: US52520W2834

Denominations	$10.00 and whole multiples of $10.00

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN Prospectus Supplement.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the Notes would be an annual rate of approximately 5.96%, compounded semi-annually. Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the Notes, however, until the Notes are issued.

You can obtain the comparable yield and projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing the Notes, you agree to be bound by our determination of the comparable yield and the projected payment schedule in determining your interest accruals, and the adjustments thereto, in respect of the Notes. See “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN Prospectus Supplement.

Key Risks

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term Notes. You should read the risks summarized below in conjunction with, and the risks summarized below are qualified by reference to, the risks described in “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency Indexed Notes” in particular, in the MTN Prospectus Supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

♦

No interest payments—The terms of the Notes differ from those of ordinary debt securities in that the Issuer will not pay interest on the Notes. The return on the Notes at maturity is entirely dependent on the performance of the euro relative to the U.S. dollar, and if the Absolute Currency Return is zero, you will receive only the repayment of your principal, with no additional return.

♦

Principal protection only if you hold the Notes to maturity—The trading value of the Notes will be affected by factors that interrelate in complex ways, including (but not limited to) the prevailing exchange rate of the euro relative to the U.S. dollar from time to time (as discussed under “Foreign Exchange Rate Risk” below). Although the Notes are principal-protected if held to maturity, selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of Notes sold.

♦

Foreign exchange rate risk—An investment in the Notes may not be suitable for an investor unfamiliar with the exchange rate of the euro relative to the U.S. dollar or the factors that affect movements in such exchange rate. The exchange rate for the euro relative to the U.S. dollar will be influenced by the complex and interrelated global and regional political, economic, financial and other factors that can affect the currency markets on which the euro is traded. Changes in the exchange rate for the euro result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and the countries in which the euro are circulated as legal tender, particularly relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries.

Foreign exchange rates can either be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the euro, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the Notes in the event that the exchange rates should become fixed (or in the case of certain currencies, become floating), or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the euro, the U.S. dollar or any other currency.

♦

Volatility of currency markets—The value of the euro relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that Lehman Brothers Holdings Inc. cannot control.

♦

Exchange rates for the euro relative to the U.S. dollar prior to the Valuation Date will not factor into the calculation of the Absolute Currency Return—Because the Additional Amount will be based on the Absolute Currency Return, which in turn is calculated based on the Final Spot Rate on the Valuation Date, a single day near the end of the term of the Notes, the exchange rate for the euro at other times during the term of the Notes or at the Maturity Date may have appreciated more (or depreciated less) than the Final Spot Rate for the euro on the Valuation Date.

♦

Even though currency trades around-the-clock, the Notes may not—The interbank market in foreign currencies is a global, around-the-clock market. The hours of trading for the Notes may not conform to the hours during which the euro and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes.

♦

The market for the Notes may be illiquid—The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes. Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and if at any time Lehman Brothers Inc. were to cease acting as market makers, it is likely that there would be no secondary market for the Notes.

♦

Credit of Lehman Brothers Holdings Inc.—An investment in the Notes is subject to the creditworthiness of Lehman Brothers Holdings Inc. as issuer of the Notes, and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

♦

Potential conflicts of interest—Lehman Brothers Inc. and other affiliates of Lehman Brothers Holdings Inc. play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging Lehman Brothers Holdings Inc.’s obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of Lehman Brothers Holdings Inc. are potentially adverse to your interests as an investor in the Notes.

♦

Commissions and Hedging Costs—The original issue price of the Notes includes the underwriting commissions and fees and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates. Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you are able to sell Notes in secondary market transactions, if at all, will likely be lower than the original issue price.

♦

Suspension or disruption of trading in the euro—Certain events, including events involving the suspension or disruption of trading in the euro, constitute Disruption Events under the terms of the Notes. To the extent any of these events occurs with respect to the euro and remains in effect on the Valuation Date, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Valuation Business Days, the exchange rate will be determined by the Calculation Agent in good faith based on quotations from dealers in the market for the euro or, in certain circumstances, in the Calculation Agent’s discretion. In the event that the Valuation Date is postponed, the Absolute Currency Return may be lower, and could result in the Additional Amount being lower, than what you may have anticipated based on the last available exchange rate as of the scheduled Valuation Date. For further information, see “Disruption Events” above.

♦

You must rely on your own evaluation of the merits of an investment linked to the euro—In the ordinary course of their businesses, Lehman Brothers Holdings Inc., Lehman Brothers Inc., UBS Financial Services Inc. or their respective affiliates may from time to time express views on expected movements in the exchange rate of the euro or other currencies. These views are sometimes communicated to clients who participate in the markets for the euro and other currencies. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. In connection with your purchase of the Notes, you should investigate the euro and the markets in which it trades and not rely on views which may be expressed by Lehman Brothers Holdings Inc., Lehman Brothers Inc., UBS Financial Services Inc. or their respective affiliates in the ordinary course of their businesses with respect to future euro or other currency price movements.

♦

Historical information about exchange rates may not be indicative of future value—Historical information on the exchange rate of the euro relative to the U.S. dollar, and hypothetical historical information concerning the euro performance, furnished herein is provided as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, future fluctuations in the exchange rate for the euro relative to the U.S. dollar, the future performance of the euro, the Absolute Currency Return or what the value of the Notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the Notes.

♦

Certain activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc, UBS Financial Services Inc. and their respective affiliates may adversely affect the value of the Notes—Lehman Brothers Holdings Inc. or one or more of its affiliates may hedge its obligations under particular notes by purchasing or selling euro, options or futures on the euro or other instruments linked to the euro, and may adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and by unwinding the hedge by selling any of the foregoing. Lehman Brothers Holdings Inc. or one or more of its affiliates also may enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to the euro. Lehman Brothers Inc., UBS Financial Services Inc. and their respective affiliates may engage in trading in euro, or instruments whose returns are linked to the euro, either for their proprietary accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any of these activities may adversely affect the market values or levels of the euro and therefore the market value of the Notes. It is possible that Lehman Brothers Holdings Inc., Lehman Brothers Inc., UBS Financial Services Inc. or their respective affiliates could receive positive returns with respect to these activities while the value of the Notes may decline.

Lehman Brothers Holdings Inc. or its affiliates also have issued and in the future may issue, and Lehman Brothers Inc., UBS Financial Services Inc. and their respective affiliates also have underwritten on behalf of other issuers and in the future may underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the euro or other currencies. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc., Lehman Brothers Inc., UBS Financial Services Inc. and their respective affiliates could adversely affect the value of the Notes and the amount payable on the Notes.

♦

The trading value of the Notes may reflect a time premium or discount—As a result of a “time premium or discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the values of the euro relative to the U.S. dollar. A “time premium or discount” results from expectations regarding the value of the euro relative to the U.S. dollar during the period prior to the Maturity Date. However, as the time remaining to the Maturity Date decreases, this time premium or discount may diminish, thereby decreasing or increasing the market value of the Notes.

♦

The Notes are not foreign currencies, and holders of the Notes will have no rights to receive the euro—The Notes are linked to the value of the euro relative to the U.S. dollar, but are not themselves the euro. The Payment at Maturity on the Notes will be made in U.S. dollars, and investing in the Notes will not entitle holders of the notes to receive euro.

Historical Exchange Rates

The following chart shows the spot exchange rates for the euro relative to the U.S. dollar (EUR/USD) at the end of each week in the period from the week ending June 7, 1998 through the week ending June 8, 2008 and the Trade Date. The spot exchange rates in the chart below are expressed as the amount of U.S. dollars per euro to show the appreciation or depreciation, as the case may be, of the euro relative to the U.S. dollar.

The historical exchange rates presented in the chart above were prepared using historical data obtained from Reuters; none of UBS Financial Services Inc., Lehman Brothers Inc. or Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The historical data on the euro is not necessarily indicative of the future performance of the euro, the Absolute Currency Return or what the value of the Notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the Notes.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN Prospectus Supplement and the base prospectus.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.